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                                                                    EXHIBIT 99.2

On August 14, 1998, the Registrant issued the following press release:

"FOR IMMEDIATE RELEASE                               Contact: Larry C. Busnardo
----------------------                                           (303) 572-3900


                 BARRETT RESOURCES REPORTS FURTHER DEVELOPMENTS
                     CONCERNING ITS CAVE GULCH 1-29LAK WELL

DENVER, COLO., AUG. 14, 1998 -- Barrett Resources Corporation (NYSE: BRR) reported that the August 13 blowout of its Cave Gulch 1-29LAK well appears to have been caused by a downhole failure of the casing in the well.

Barrett personnel and well control specialists are working to determine if the unstable well conditions will permit removal of surface equipment and subsequent control of the well to the extent that gas sales or controlled flaring can be resumed. Concurrently, Barrett personnel and relief well specialists are evaluating four options for utilizing a relief well for downhole kill operations. The most attractive option will be implemented immediately.

For safety reasons the Company has temporarily halted preparations for the testing of the Cave Gulch 3-29MAD well scheduled for August 18. However, the drilling of two offsetting wells within a mile of the 1-29LAK is continuing, but if wind conditions change, this drilling will be temporarily suspended. Production has continued unabated from Barrett's 22 producing wells in the Cave Gulch area at a current daily rate of 55,250 million British Thermal Units net to Barrett's working interest.

Barrett also reported that it believes its has sufficient insurance to cover the costs of controlling the well and any relief well that may be attempted. Insurance does not cover any lost revenues or reserves from the well. Barrett's total remaining reserves for the 1-29LAK well net to its working interest are estimated to be approximately 20 billion cubic feet.

The well is located approximately 45 miles northwest of Casper, Wyoming in a sparsely populated area of Natrona County. Because the area is sparsely populated, it has not been necessary to evacuate anyone from their home.

Barrett's management will conduct a telephone conference call today at 11:00 a.m. Eastern Time to discuss these developments. To participate in the call, dial (913) 981-4900 and reference Confirmation Code #522626.

Barrett Resources is a Denver-based independent natural gas and oil exploration and production company that is also involved in gas gathering, marketing and trading activities. Barrett's properties are focused primarily in the Rocky Mountain region of Colorado, Wyoming and Utah, the Mid-Continent area of Kansas, Oklahoma, New Mexico and Texas, and the Gulf of Mexico region of offshore Texas and Louisiana. For additional information about Barrett, please visit our Web site at www.brr.com.
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FORWARD-LOOKING STATEMENTS

This press release may contain projections and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Any such projections or statements reflect the Company's current views with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that such projections will be achieved and actual results could differ materially from those projected. A discussion of important factors that could cause actual results to differ materially from those projected is included in the Company's periodic reports filed with the Securities and Exchange Commission.

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